Exhibit 99.1

Points International to Report Third Quarter 2009 Results on
Thursday, November 5th, 2009

TORONTO, October 26, 2009 – Points International - (OTCBB: PTSEF, TSX: PTS) - the world's leading loyalty reward solutions provider and owner of the Points.com portal - today announced that it will report financial results for the third quarter 2009 on Thursday, November 5, 2009 after the close of market.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International on Thursday, November 5, 2009 at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the US and Canada should dial 877-941-1429 ten minutes prior to the scheduled start time. International callers should dial 480-629-9666. A telephonic replay of the conference call will also be available until 11:59 pm PT on Thursday, November 12, 2009 by dialing 800-406-7325 and entering the passcode: 4177498#. Points International will also offer a live and archived webcast, accessible from the "Investor Relations" section of the company’s Web site at http://phx.corporate-ir.net/phoenix.zhtml?c=132211&p=irol-irhome.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, visit http://www.points.com.

# # #

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0604; E. points@allisonpr.com

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453